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                            June 27, 2022

       Michael Miebach
       President and Chief Executive Officer
       Mastercard Inc.
       2000 Purchase Street
       Purchase, NY 10577

                                                        Re: Mastercard Inc.
                                                            Form 10-K For
Fiscal Year Ended December 31, 2021
                                                            Filed February 11,
2022
                                                            File No. 001-32877

       Dear Mr. Miebach:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K For Fiscal Year Ended December 31, 2021

       Item 7. Management's discussion and analysis of financial condition and results of operations
       Financial Results
       Revenue, page 51

   1. We note your presentation of gross revenue excluding the impact of rebates and incentives
                                                        (contra-revenue).
Please tell us how you determined that excluding the impacts of rebates and incentive does not
substitute individually tailored revenue recognition and
                                                        measurement methods for
those of GAAP.
       Notes to consolidated financial statements
       Note 3. Revenue, page 77

   2. We note your presentation of gross revenue excluding the impact of rebates and incentives
                                                        (contra-revenue).
Please tell us how your presentation complies with ASC 606 and why
 Michael Miebach
Mastercard Inc.
June 27, 2022
Page 2
         the rebates and incentives have not been allocated to the individual sources of revenue.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tony Watson at (202) 551-3318 or Suying Li at (202) 551-3335 if you
have any questions.



FirstName LastNameMichael Miebach                             Sincerely,
Comapany NameMastercard Inc.
                                                              Division of
Corporation Finance
June 27, 2022 Page 2                                          Office of Trade &
Services
FirstName LastName